File No. 812-15924

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Second Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

In the Matter of

Blue Tractor ETF Trust
Blue Tractor Group, LLC

57 West 57th Street, 4th Floor
New York, NY  10019

All communications, notices, and orders to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com

Page 1 of 11 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on June 23, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:
Second Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Blue Tractor ETF Trust
Blue Tractor Group, LLC

File No. 812-15924

I.
Introduction
In this application (“Application”), Blue Tactor ETF Trust (the “Trust”) and Blue Tractor Group, LLC (“Blue Tractor” or the “Adviser,” collectively with the Trust, the “Applicants”)1 request an order (“Amended Order”) to amend a portion of a prior order, as previously amended, issued to the Applicants under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.2  As described below, the

1 Blue Tractor and each such other entity and any successor thereto included in the term “Adviser.” For the purposes of the Amended Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2 The Applicants previously filed an amended and restated application with the Commission (File No. 812-14625) on October 23, 2019 (the “Original Application”) requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33682 dated November 14, 2019, and received an order granting the relief in Investment Company Act Release No. 33710 dated December 10, 2019 (the “Original Order”). The Applicants subsequently filed an amended and restated application to amend the Original Order to add flexibility for Funds to use “custom baskets” (File No. 812-15162) on January 19, 2021 (“Custom Basket Application”), which was noticed in Investment Company Act Release No. 34194 dated February 10, 2021, and received an order granting the relief in Investment Company Act Release No. 34221 dated March 9, 2021 (“Custom Basket Order”).  The Applicants subsequently filed an amended and restated application to amend the Custom Basket Order to permit Funds to engage in short selling with respect to the same types of instruments that a Fund was permitted to hold as long positions under the Original Order (File No. 812-15209) on January 30, 2024 (“Long/Short Application”), which was noticed in Investment Company Act Release No. 35121 dated January 31, 2024, and received the Prior Order in Investment Company Act Release No. 35148 dated February 27, 2024.

Except as specifically noted herein, all representations and conditions contained in the Original Application, as amended by the Custom Basket Application and Long/Short Application, remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Original Application, Custom Basket Application, and Long/Short Application.

Application seeks to amend the Prior Order to permit a Fund to invest in Amended Order Investments (as defined below).
II.
Prior Order
The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs. However, pursuant to the Prior Order, Applicants are permitted to operate “Shielded Alpha® ETFs,” Funds that do not disclose their full portfolio holdings daily, unlike traditional active ETFs. Rather, each Fund allows for efficient trading through the publication of the Dynamic SSRSM Portfolio (“Portfolio Reference Basket”), designed to closely correlate to the daily performance of the Fund, and related information metrics, while shielding the specific weightings of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio to protect the Fund’s performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Fund’s strategies to the detriment of the Fund.
Even though the Funds are not required to publish their full portfolio holdings daily, the Portfolio Reference Basket allows market participants to understand the intraday value and risk of a Fund’s actual portfolio. Daily disclosure of the Portfolio Reference Basket and Guardrail Amount permit effective arbitrage activity from differences between the trading price of Shares and NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV. The Prior Order only permits the Funds to invest in “Portfolio Instruments”3, which generally excludes asset classes that are not U.S. equities (“Prior Order Investments”), and engage in short selling with respect to Portfolio Instruments.4
III.
Applicant’s Proposal
Applicants now seek to amend the Prior Order to permit Funds additional flexibility to invest in securities and instruments in addition to Prior Order Investments, including but not limited to fixed income securities, foreign investments that do not trade contemporaneously with Shares, and derivatives (collectively, “Amended Order Investments”). Any Fund that invests in Amended Order Investments will not engage in short sales or hold short positions.5  With respect to such Amended Order Investments only, each Fund will comply with the portfolio holdings disclosure requirements of Rule 6c-11 under the 1940 Act and will publish, on a daily basis, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1)(i) (the “Fully-Transparent Sleeve”). Such flexibility would allow a Fund to pursue investment strategies similar to those utilized by ETFs that operate pursuant to Rule 6c-11 under the 1940 Act (“Rule 6c-11 ETFs”) because, with respect to the Fully-Transparent Sleeve only, a Fund would be able to invest in Amended Order Investments

3 Original Application at 8.
4 Long/Short Application at 3.
5 To the extent a Fund invests in Amended Order Investments that are derivatives, such derivatives will not be used for short exposure.

not permitted under the Prior Order. The remainder of a Fund’s portfolio would be invested solely in Prior Order Investments (the “Semi-Transparent Sleeve”). Applicants do not intend to use Amended Order Investments to hedge or otherwise offset exposure to Prior Order Investments.

IV.
Expanded Universe of Investments for the Fully-Transparent Portion of a Fund’s Portfolio
Applicants assert that Funds that invest in Amended Order Investments with respect to their Fully-Transparent Sleeves are expected to have spreads and premium/discounts that are comparable to existing Rule 6c-11 ETFs and Shielded Alpha® ETFs operating today in compliance with the Prior Order. As a result, permitting a Fund to invest in Amended Order Investments with respect to its Fully-Transparent Sleeve does not raise any novel policy concerns. Moreover, Funds are subject to the same bid/ask spread and premium/discount disclosure requirements as Rule 6c-11 ETFs and are also subject to additional bid/ask spread and premium/discount disclosure and monitoring requirements under the Prior Order.
A.
Absence of Novel Policy Concerns
The principal difference between Funds and active ETFs that operate under Rule 6c-11 is that, in lieu of disclosing their full portfolio holdings daily, Funds will provide daily disclosure of the Portfolio Reference Basket and Guardrail Amount and disclose their full portfolio holdings periodically in accordance with their portfolio holdings disclosure policies. Under the amendments requested herein, a Fund’s Portfolio Reference Basket will be comprised of: (i) a first portion corresponding to the Semi-Transparent Sleeve consistent with the terms and conditions of the Prior Order (which will not include Amended Order Investments); and (ii) a second portion corresponding to the Fully-Transparent Sleeve that fully discloses all Amended Order Investments in accordance with the portfolio holdings disclosure requirements of Rule 6c-11(c)(1)(i) under the 1940 Act. The ratio of the Fully-Transparent Sleeve portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of the Amended Order Investments to the Fund’s aggregate portfolio holdings. The ratio of the Semi-Transparent Sleeve portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of all investments other than Amended Order Investments to the Fund’s aggregate portfolio holdings.  The Guardrail Amount will represent the maximum potential deviation in the weightings of specific securities and cash positions in the Semi-Transparent Sleeve of the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the Semi-Transparent Sleeve of the Fund’s actual portfolio as of the beginning of each trading day.
Consistent with the conditions of the Prior Order, a Fund will provide daily disclosure of the contents of the Portfolio Reference Basket and Guardrail Amount. On a daily basis, a Fund will publish prominently on its website, which is publicly available and free of charge, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1). Applicants anticipate that this information will be sufficient to enable an effective arbitrage process that permits Shares of a Fund to trade at market prices that are close to NAV.

Applicants do not believe that addition of a Fully-Transparent Sleeve would result in any negative impacts with respect to the Fund’s arbitrage process, bid-ask spreads, premiums/discounts or otherwise adversely affect the Fund’s operations. Moreover, Applicants do not believe that daily disclosure of the portfolio holdings of the Fully-Transparent Sleeve raises any novel issues relating to front-running compared to Rule 6c-11 ETFs.
Under the conditions and representations of the Prior Order, Funds are subject to requirements regarding bid/ask spreads or premiums/discounts that are required for Rule 6c-11 ETFs,6 as well as to additional disclosure requirements beyond those applicable to Rule 6c-11 ETFs. For example, under the Prior Order, each Fund is required to include certain plain English disclosures in its Prospectus, marketing materials and website, including, among others, a statement that ETFs trading on the basis of a published Portfolio Reference Basket may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade.7  Moreover, Applicants do not expect that a Fund investing in Amended Order Investments with respect to its Fully-Transparent Sleeve will cause investor confusion because the Prospectus, marketing materials and website will explain the semi-transparent nature of the Fund and will appropriately explain the differences between the Semi-Transparent Sleeve and the Fully-Transparent Sleeve, including the investment types that may be included in each sleeve. Further, a Fund that invests in Amended Order Investments will disclose the investment risks applicable to such investments.
The Funds are also subject to additional monitoring requirements not applicable to Rule 6c-11 ETFs. These requirements include ongoing monitoring by the Adviser of how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions.8  In addition, under the Prior Order, for at least the first three years after the launch of a Fund, the Adviser is required to promptly call a meeting of the Board (and present to the Board for its consideration, recommendations for appropriate remedial measures) and the Board is required to promptly meet if: (1) the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00%; or (b) the bid/ask spread exceeds 2.00% (the “Three-Year Requirement”).9  A new Three-Year Requirement will commence on the date any Fund first acquires Amended Order Investments.

6 Condition A.2 of the Prior Order states that the website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended. Condition A.2 further states that the website will disclose any information regarding the bid/ask spread for each Fund as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended.
7 See Original Application at 17.
8 Id. at 21.
9 Id.

B.
Transparency and Effective Arbitrage
As noted above, notwithstanding the amendment requested herein, Applicants anticipate that by providing: (i) daily disclosure of the Portfolio Reference Basket contents, which will include the portfolio holdings of the Fully-Transparent Sleeve, and Guardrail Amount; and (ii) periodic disclosure of full portfolio holdings in accordance with the Funds’ portfolio holdings disclosure policies, the Funds will facilitate market participants’ intraday arbitrage in Shares, including hedging their positions in Shares.
Specifically, Applicants anticipate that the difference in daily returns between a Fund and its Portfolio Reference Basket will have a consistent relationship and that the deviation in the daily returns between a Fund and its Portfolio Reference Basket will be sufficiently small such that the Portfolio Reference Basket will provide arbitrageurs with a reliable vehicle that they can use to effectuate low-risk arbitrage trades in Shares. All Amended Order Investments held by a Fund will be included in the Fund’s Portfolio Reference Basket in their actual weights (i.e., they will be fully disclosed). Accordingly, Applicants expect that the Portfolio Reference Basket arbitrage mechanism will function similarly for Funds that invest in Amended Order Investments to how it would for Funds operating in reliance solely on the Prior Order.
Moreover, daily disclosure of the Portfolio Reference Basket contents, which will include the portfolio holdings of the Fully-Transparent Sleeve, and Guardrail Amount will allow market participants to understand the relationship between the performance of a Fund and its Portfolio Reference Basket. In addition, the Guardrail Amount will help market participants evaluate the risk that the performance of the Portfolio Reference Basket may deviate from the performance of the Fund’s actual portfolio. Accordingly, Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s Shares, which will facilitate the arbitrage process that permits the Shares to trade at market prices that are close to NAV.
V.
Comparability of Relief Sought to Prior Relief Granted by the Commission
The Commission previously has granted the requested relief to permit ETFs to operate with a Semi-Transparent Sleeve containing Prior Order Investments and a Fully-Transparent Sleeve containing Amended Order Investments.10  With respect to investment in Amended Order Investments, Applicants note that the Commission previously adopted Rule 6c-11, which permits ETFs to invest in all types of investments otherwise permitted under the 1940 Act for investment by registered investment companies. Given that the Amended Order Investments will be subject to full daily holdings disclosure like under Rule 6c-11, Applicants do not believe that the Funds raise any novel concerns. Accordingly, Applicants do not believe that this Application raises any novel issues relative to prior relief granted by the Commission.
VI.
Request for Relief
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Amended Order amending the Prior Order. The Applicants

10 Fidelity Covington Fund, et al., Investment Company Act Release Nos. 35486 (March 3, 2025) (notice) and 35517 (March 31, 2025) (order).

are seeking to amend the Prior Order to permit a Fund to invest in Amended Order Investments with respect to the Fund’s Fully-Transparent Sleeve, as described herein.
For the reasons stated in the Prior Order and herein, Applicants believe that:
●
With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and
●
With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act.
VII.
Conditions
Applicants agree that any Amended Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order and will be subject to new conditions as follows:
11.
To the extent a Fund invests in Amended Order Investments, the Fund will publish a new Portfolio Reference Basket that consists of two distinct portions: (i) a first portion corresponding to the Semi-Transparent Sleeve; and (ii) a second portion corresponding to the Fully-Transparent Sleeve that fully discloses all Amended Order Investments in a manner consistent with Rule 6c-11(c)(1). The ratio of the Fully-Transparent Sleeve portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of the Amended Order Investments to the ETF’s aggregate portfolio holdings. The ratio of the Semi-Transparent portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of all investments other than Amended Order Investments to the ETF’s aggregate portfolio holdings.
12.
Each Fund that invests in Amended Order Investments will publish prominently on its website, which is publicly available and free of charge, on a daily basis, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1)(i).
VIII.
Procedural Matters
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions.

Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Amended Order without holding a hearing.
Dated: June 23, 2026

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

VERIFICATION
BLUE TRACTOR ETF TRUST
The undersigned states that he has duly executed the attached Application dated June 23, 2026 for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

VERIFICATION
BLUE TRACTOR GROUP, LLC
The undersigned states that he has duly executed the attached Application dated June 23, 2026, for and on behalf of Blue Tractor Group, LLC; that he is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the filing by the Trust of an application to amend a prior order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Application”), be, and it hereby is, authorized and approved, to permit the Trust to offer series that would provide full portfolio transparency for a portion of the fund portfolio consisting of certain assets, but not with respect to a portion of the fund portfolio consisting of certain other assets, as described in the Application;

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such Application as may be necessary or appropriate; and it is further

RESOLVED, that such Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the Application and the matters described therein.